SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 24, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Action Plan for Fiscal Year 2011 / 2012

After reviewing the action taken during the 2010 / 2011 cycle and the plan in effect for this year, below is a list of the general, regular and continuous actions required by the rules governing the Committee’s performance as well as those that are included by their own decision, and which result from former remarks and experiences or tasks commenced during the past fiscal year that should be continued and others that are deemed useful to repeat or add for purposes of a better performance of duties.

In order to achieve this plan, the Committee shall continue to meet on a weekly basis, as it has been doing. The Committee’s Chairman shall arrange the meeting dates and the order for dealing with the schedule, based on the importance or urgency of each subject, the time for making use of and the opportunity to access the Company’s resources and information.

General, regular and continuous actions.

1.	An opinion shall be given on the Board of Directors’ proposal to appoint independent auditors, after reviewing their background, qualifications and independence status.

The Audit Committee shall verify that the appointed certifying accountants have filed with the Argentine Securities Commission the affidavit required under Section 12 of the Exhibit to Decree 677/2001, in such opportunity, form and substance as required under the CNV’s rules.

The following matters shall be particularly considered:

•	Their offering of services.

•	The work team and technical resources to be applied to the audit and certification tasks.

•	The work plan planned to be developed.

•	A written statement recording their independence commitment and reference to the policies adopted in order to preserve such independence shall be required.

2.	A review shall be made of the development of the independent auditors’ work plan, the information filed and in particular their recommendations, management letters, etc.

3.	The offering of other services by the auditing firm and the tasks to be developed in those cases shall be analyzed, which services shall be consistent with the auditing firm’s main role.

4.	The fees that the auditors required for their work shall be pre-approved, in accordance with the service offered.

5.	The improvement and maintenance of administrative-accounting systems and their internal control shall continue to be followed up, with special focus placed on their capacity to mitigate the risks that could affect reliability and adequate disclosure of the information, protection of the company’s equity and compliance with the applicable laws.

6.	The accuracy of the financial information and material events disclosed to the Argentine Securities Commission, the Buenos Aires Stock Exchange and the SEC, shall be overseen, with special focus on the quarterly and annual financial statements, supplementary information and form 20-F to be filed with the U.S. control authorities.

In connection with this matter, meetings with the independent auditors will be held in order to discuss:

a.	Changes in applicable accounting principles.

b.	Issues that require more subjective criteria (allowances, intangibles, etc.).

c.	Highly risky or sensitive matters.

d.	Controversial treatment items.

e.	Qualifications in the reports, adjustments and reclassifications proposed by the audit.

f.	Matters on which the top management has a diverging opinion.

g.	Control weaknesses.

h.	Material deficiencies pointed out by the audit.

i.	Difficulties found in the development of their work.

7.	The procedures and manner in which the Company works in connection with the disclosure of economic and financial information and material events shall be reviewed and evaluated, making the relevant recommendations.

8.	The Audit Committee shall insist on the need to make progress in the following matters:

•	Functioning of the system of authority, grant of powers of attorney, signatures and use of passwords.

•	System maintenance.

•	IT security.

•	Anti-fraud procedures.

9.	The Audit Committee shall continue to oversee the development of the tasks aimed at organizing and establishing policies and guidelines related to the Company’s risk management and disclosure practices. It shall attend the meetings held by the Risk Committee in order to supervise its operation and add value.

10.	Information shall be disclosed to the market regarding those transactions in which there is a conflict of interests with members of the corporate bodies or controlling shareholders.

11.	An opinion shall be given, whenever pertinent, in connection with transactions with related counterparties, as defined by the regulations.

12.	An opinion on the Board of Directors’ fee proposal shall be given.

13.	The Audit Committee shall continue to supervise the awareness process related to the rules of conduct contained in the Code of Ethics in force, as well as their enforcement and, if necessary, their review. The Audit Committee shall supervise the channel for reporting alleged irregularities or defaults related to matters to which specific reference is made in the Sarbanes-Oxley act. The Audit Committee shall take notice of cases and see that warnings are implemented.

14.	The Audit Committee shall follow up the tasks carried out by the internal audit team in compliance with its own action plan, which shall be reviewed by the Audit Committee as well. Reports and notes on cycles or duties, which include remarks and proposals, have been issued in connection with the duties discharged by the Internal Audit department. The Committee shall see that the value added by such control tasks is seamlessly translated into effective improvements in the proceedings, with particular focus on those remarks which are most relevant in view of their impact on the Company’s financial condition or implied risk.

15.	Apart from reviewing the internal and independent auditors’ work plans and supervising their development, the Audit Committee shall evaluate their performance and shall render an opinion thereon at the time of filing the Annual Report; in connection with the independent auditors, it shall review the various kinds of services rendered, considering their independence policies. It shall give notice of the fees billed by the independent auditors, separating audit services and other comfort services to third parties from those services which have different purposes.

16.	Upon submitting and publishing the annual financial statements, a report shall be rendered on the treatment given by the Committee to those matters within its authority contemplated under Section 15 of Decree 677/01 (Public Offering Transparency System).

17.	Compliance with tax obligations shall be reviewed, and meetings shall be held with the incumbent advisers and managers.

18.	The procedure for enforcing the international financial reporting standards, recently implemented, shall be monitored.

Additional Actions

a.	Performance of specific obligations imposed on the company under the Sarbanes-Oxley act.

b.	Status of records of attendance and Shareholders’ Meeting minute books, Board minute books, daily ledger and inventory and balance sheet book.

c.	Requesting information from the Legal Department on the status of cases in which the company is plaintiff or defendant, the outcome of audits carried out by control agencies and potential consequences that might arise therefrom.

d.	Services that are shared with other group member companies at the central management: the equity of the distribution shall be reviewed.

e.	Taking notice of general budgetary controls.

f.	Review of policies and practices for the physical security of securities, books, documents and process of the information.

g.	Review of risk insurance policies and practices (third parties, vehicles, fire, accidents, theft, immunity, etc.).

h.	Keeping in contact with the CEO and the Board of Directors in all matters specifically related to the Committee.

i.	Calling meetings for exchanging information between the internal and independent auditors. Mutual functional benefits and resulting synergy.

Pedro. D. Labaqui Palacio	Daniel E. Mellicovsky	Jorge Oscar Fernández

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 7, 2011.